UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO.1)
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  METALINK LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
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                         (Title of Class of Securities)

                                  M 69897 10 2
                      -------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2009
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M 69897 10 2

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1.   Name of Reporting Persons

     Harel Insurance Investments & Financial Services Ltd.
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2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
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3.   SEC Use only

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4.   Place of Organization
     Israel
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                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            253,254 Ordinary Shares*
Owned              -------------------------------------------------------------
by Each            7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        253,254 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     253,254 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.4%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
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*See Item 4.

**Based on 2,690,373 Ordinary Shares of the Issuer issued and outstanding as of February 22, 2010, as reported by the Issuer in its Reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on February 16, 2010 and February 19, 2010.

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CUSIP NO. M 69897 10 2

--------------------------------------------------------------------------------
1.   Name of Reporting Persons

     Harel PIA Mutual Funds Management Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            253,254 Ordinary Shares*
Owned              -------------------------------------------------------------
by Each            7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        253,254 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     253,254 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.4%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
--------------------------------------------------------------------------------

*See Item 4.

**Based on 2,690,373 Ordinary Shares of the Issuer issued and outstanding as of February 22, 2010, as reported by the Issuer in its Reports on Form 6-K filed with the SEC on February 16, 2010 and February 19, 2010.

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ITEM 1.

(a)  Name of Issuer:

     METALINK LTD. (hereinafter referred to as the "Issuer").

(b)  Address of Issuer's Principal Executive Offices:

     YAKUM BUSINESS PARK; YAKUM 60972; ISRAEL

ITEM 2.

(a)-(c) Name of Person Filing, address and citizenship:

     The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement:

(1) Harel Insurance Investments & Financial Services Ltd., an Israeli public company ("HIIFS"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

(2) Harel PIA Mutual Funds Management Ltd., an Israeli private company ("Harel PIA"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

     Harel PIA is an indirectly wholly owned subsidiary of HIIFS. By reason of HIIFS control of Harel PIA, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Harel PIA. See Item 4.

(d)  Title of Class of Securities:

     Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares").

(e)  CUSIP Number:

     M 69897 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.

ITEM 4. OWNERSHIP

     All of the 253,254 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of the Reporting Persons, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

     Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY, WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2010

                      HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.

                      By: /s/ Hanan Friedman
                      ----------------------
                      Hanan Friedman, authorized signatory of HAREL
                      INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD., for itself and on behalf of HAREL PIA MUTUAL FUNDS MANAGEMENT LTD, pursuant to agreement annexed as Exhibit 1 to the Schedule 13G filed on May 5, 2008.